UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 2 July 2009
Exhibit No. 2	FRN Variable Rate Fix dated 2 July 2009
Exhibit No. 3	Total Voting Rights dated 3 July 2009
Exhibit No. 4	Holding(s) in Company dated 6 July 2009
Exhibit No. 5	Holding(s) in Company dated 6 July 2009
Exhibit No. 6	Holding(s) in Company dated 7 July 2009
Exhibit No. 7	Publication of Information Memorandum dated 8 July 2009
Exhibit No. 8	Holding(s) in Company dated 8 July 2009
Exhibit No. 9	Holding(s) in Company dated 8 July 2009
Exhibit No. 10	Upper Tier 2 Exchange Offer Update dated 8 July 2009
Exhibit No. 11	FRN Variable Rate Fix dated 9 July 2009
Exhibit No. 12	Circular to shareholders dated 10 July 2009
Exhibit No. 13	Additional Listing dated 10 July 2009
Exhibit No. 14	FRN Variable Rate Fix dated 13 July 2009
Exhibit No. 15	Blocklisting Interim Review 14 July 2009
Exhibit No. 16	Blocklisting Interim Review 14 July 2009
Exhibit No. 17	Blocklisting Interim Review 14 July 2009
Exhibit No. 18	Blocklisting Interim Review 14 July 2009
Exhibit No. 19	Blocklisting Interim Review 14 July 2009
Exhibit No. 20	Blocklisting Interim Review 14 July 2009
Exhibit No. 21	Blocklisting Interim Review 14 July 2009
Exhibit No. 22	Blocklisting Interim Review 14 July 2009
Exhibit No. 23	FRN Variable Rate Fix dated 16 July 2009
Exhibit No. 24	FRN Variable Rate Fix dated 17 July 2009
Exhibit No. 25	FRN Variable Rate Fix dated 17 July 2009
Exhibit No. 26	FRN Variable Rate Fix dated 17 July 2009
Exhibit No. 27	FRN Variable Rate Fix dated 17 July 2009
Exhibit No. 28	FRN Variable Rate Fix dated 17 July 2009
Exhibit No. 29	Absa Group Limited announces Directorate Change dated 20 July 2009
Exhibit No. 30	Results of Upper Tier 2 Exchange Offer dated 21 July 2009
Exhibit No. 31	Full Early Redemption dated 23 July 2009
Exhibit No. 32	FRN Variable Rate Fix dated 29 July 2009
Exhibit No. 33	FRN Variable Rate Fix dated 30 July 2009
Exhibit No. 34	Total Voting Rights dated 31 July 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 3, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 3, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

As Agent Bank, please be advised of the following rate determined on: 02-Jul-2009
Issue	¦ BARCLAYS BANK PLC Series 161 Issue of GBP 1,250,000,000 Floating Rate Notes Due 2010 under the GBP 30,000,000,000 Debt Issuance Programme

ISIN Number	¦ XS0308497014
ISIN Reference	¦
Issue Nomin GBP	¦ 1,250,000,000.00
Period	¦ 02-Jul-2009 to 02-Oct-2009		Payment Date 02-Oct-2009
Number of Days	¦ 92
Rate	¦ 1.18150
Denomination GBP	¦ 1,000.00	¦	¦

Amount Payable per Denomination	¦ 2.98	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 2

As Agent Bank, please be advised of the following rate determined on: 02/07/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 06/07/09 to 05/08/09		Payment Date 05/08/09
Number of Days	¦ 30
Rate	¦ 1.35438
Denomination USD	¦ 50,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 56.43	¦ 2,257,300.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 3

3 July
 2009

Barclays PLC - Voting Rights and Capital

In conformity with the
Disclosure and Transparency Rules
,
Barclays PLC's
issued share
capital consists
 of

11,027,630,910

ordi
nary shares with voting rights
as at
3 July

200
9
. There are no ordinary shares held in Treasury.

The above figure (
11,027,630,910
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES [i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A change in the total voting rights notified by Barclays plc on 3 July, 2009	Yes
3. Full name of person(s) subject to the notification obligation: iii	His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al Thani
4. Full name of shareholder(s) (if different from 3.): iv	Challenger Universal Limited
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	3 July 2009
6. Date on which issuer notified:	6 July 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each	117,979,379	117,979,379	313,704,737	313,704,737	N/A	2.84%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
N/A		N/A	N/A	N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A	N/A		N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
313,704,737				2.84%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Challenger Universal Limited is ultimately beneficially owned by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al Thani and his family.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
On 30 June 2009 the MCNs held by Challenger Universal Limited (
"CUL"
) in Barclays Bank PLC converted into ordinary shares in Barclays PLC, and such ordinary shares were issued by Barclays PLC and credited to CUL on 3 July 2009.  As a result: (a) the aggregate percentage of voting rights in Barclays PLC referenced by CUL's MCNs fell on 3 July 2009 from 2.33% to NIL; and (b) the aggregate percentage of voting rights in Barclays PLC referenced by CUL's ordinary shares in Barclays PLC, increased on 3 July 2009 from 1.41% to 2.84%.

14. Contact name:	Mr. Fakirahmed Gulam M Kaldane Al Wajiba Palace Dukhan Road PO Box 4044 Doha Qatar
15. Contact telephone number:	Tel: +974.481.7000

Exhibit No. 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES [i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A change in the total voting rights notified by Barclays plc on 3 July 2009	Yes
3. Full name of person(s) subject to the notification obligation: iii	Qatar Investment Authority
4. Full name of shareholder(s) (if different from 3.): iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	3 July 2009
6. Date on which issuer notified:	3 July 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	18%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights [x]
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each	487,755,622	487,755,622	813,964,552	813,964,552	N/A	7.38%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	758,437,618	Nominal	Delta
6.88%	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,572,402,170	14.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority (" QIA ")

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
On 30 June 2009 the MCNs held by Qatar Holding LLC (
"QHL"
) in Barclays Bank PLC converted into ordinary shares in Barclays PLC, and such ordinary shares were issued by Barclays PLC and credited to QHL on 3 July 2009.  As a result: (a) the aggregate percentage of voting rights in Barclays PLC referenced by QHL's MCNs fell on 3 July 2009 from 3.89% to NIL; and (b) the aggregate percentage of voting rights in Barclays PLC referenced by QHL's ordinary shares in Barclays PLC, increased on 3 July 2009 from 5.81% to 7.38%.

As required under the DTRs, this notification has been prepared using the total voting rights figure of 11,027,630,910 as set out in the public announcement made by Barclays PLC dated 3 July 2009.  Consequently the quoted percentages of voting rights detailed in this notice have been calculated without the further Barclays PLC ordinary shares to be issued when all the Warrants issued by Barclays PLC of the kind referred to in this notification are exercised.  This results in percentage figures which are artificially high. On a fully diluted basis assuming that all Warrants are exercised the resulting percentage interest would be 12.53%.

14. Contact name:	Mr. Ahmad Al-Sayed Qatar Holding LLC Qatar Financial Centre, 8 th Floor, Q-Tel Tower , West Bay , Doha , Qatar
15. Contact telephone number:	Tel: +974.499.5900

Exhibit No. 6

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	Yes
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM) Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	03 July 2009
6. Date on which issuer notified:	06 July 2009
7. Threshold(s) that is/are crossed or reached:	Below 5% (Group) Below 5% (LGIM) From 5% - 4% (L&G)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD GBP 0.25	476,346,938 (LGIM)	476,346,938 (LGIM)	Below 5% (LGIM)
	435,747,361 (L&G)	435,747,361 (L&G)	459,096,745 (L&G)	459,096,745 (L&G)		4.16

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
Below 5% (LGIM)
459,096,745 (L&G)			4.16 (L&G)
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) ( Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) ( Below 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) ( Below 5% = Total Position)
Legal & General Group Plc (Direct) (L&G) ( 459,096,745 - 4.16% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 387,254,678 - 3.51% = PMC)					Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) ( 387,254,678 - 3.51% = PMC)					Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:					N/A
11. Number of voting rights proxy holder will cease to hold:					N/A
12. Date on which proxy holder will cease to hold voting rights:					N/A

13. Additional information:					Notification using the total voting rights figure of 11,027,630,910
14. Contact name:					Helen Lewis (LGIM)
15. Contact telephone number:					020 3124 3851

Exhibit No. 7

Publication of
Information Memorandum

The following
information memorandum

supplement
is available for viewing:

Information Memorandum
 Supplement

dated
7 July
 200
9

for the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3335V_1-2009-7-8.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Information Memorandum
 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Information Memorandum
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Information Memorandum
 is not addressed. Prior to relying on the information contained in the

Information Memorandum

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the
Information Memorandum

have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES [i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Regulatory announcement by issuer of an increased total in its issued ordinary shares with voting rights	x
3. Full name of person(s) subject to the notification obligation: iii	International Petroleum Investment Company ("IPIC") Kadin Holdings Ltd. ("Kadin") PCP Gulf Invest 3 Limited ("PCP3")
4. Full name of shareholder(s) (if different from 3.): iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	3 July 2009
6. Date on which issuer notified:	7 July 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	9%, 8%, 7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	758,437,618		Nominal	Delta
						6.88%	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
758,437,618				6.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The warrants are legally owned by PCP3. PCP3 is, in turn, wholly owned by Kadin, which is, in turn, wholly owned by IPIC.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
On 3 July 2009, Barclays PLC released a regulatory announcement that its total issued ordinary shares with voting rights was 11,027,630,910.

As a direct result, the aggregate percentage of voting rights in Barclays PLC referenced by the warrants held by IPIC, Kadin and PCP3 is required to be recalculated from 9.04% to 6.88%.

The previous percentage of 9.04% is as stated in the regulatory announcement of IPIC and Kadin that was filed on 8 June 2009, and which was based on a total issued Barclays PLC ordinary share capital of 8,391,578,567 as announced by Barclays PLC on 29 May 2009.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

Exhibit No. 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES [i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Regulatory announcement by issuer of an increased total in its issued ordinary shares with voting rights	x
3. Full name of person(s) subject to the notification obligation: iii	His Excellency Khadem Abdulla Khadem Butti Al Qubaisi ("HE Khadem Al Qubaisi") KAQ Holdings Limited ("KAQ")
4. Full name of shareholder(s) (if different from 3.): iv	KAQ Holdings Limited ("KAQ")
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	3 July 2009
6. Date on which issuer notified:	7 July 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	9%, 8%, 7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Option	Subject to prior conditions	No expiration date	No exercise period	758,437,618		Nominal	Delta
						6.88%	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
758,437,618				6.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The option has been granted to KAQ, which is wholly owned by HE Khadem Al Qubaisi.

The option is to acquire, at any time, the entire share capital (and not a portion only) of Kadin Holdings Ltd. ("Kadin"). Kadin wholly owns PCP Gulf Invest 3 Limited, which, in turn, owns warrants exercisable into 758,437,618 ordinary shares in Barclays PLC at an exercise price of 197.775p. The expiration date of the warrants is 31 October 2013.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
On 3 July 2009, Barclays PLC released a regulatory announcement that its total issued ordinary shares with voting rights was 11,027,630,910.

As a direct result, the aggregate percentage of voting rights in Barclays PLC referenced by the option granted to KAQ and HE Khadem Al Qubaisi is required to be recalculated from 9.04% to 6.88%.

The previous percentage of 9.04% is as stated in the regulatory announcement of KAQ and HE Khadem Al Qubaisi that was filed on 8 June 2009, and which was based on a total issued Barclays PLC ordinary share capital of 8,391,578,567 as announced by Barclays PLC on 29 May 2009.

14. Contact name:	Fryderyk J. Holc
15. Contact telephone number:	+971.(2).417.6690

Exhibit No. 10

THIS NOTICE RELATES TO THE EXCHANGE OFFER MEMORANDUM DISSEMINATED TO YOU ON
22 JUNE 2009
, IS ONLY FOR HOLDERS OF
7.70 PER CENT. UNDATED SUBORDINATED NOTES ISSUED BY BARCLAYS
,
 AND IS NOT TO BE REDISTRIBUTED OR F
URTHER DISSEMINATED IN ANY WAY
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE REPUBLIC OF ITALY, JAPAN, CANADA, AUSTRALIA OR SOUTH AFRICA
THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE
IN OR INTO THE REPUBLIC OF ITALY, JAPAN, CANADA, AUSTRALIA OR SOUTH AFRICA
8 July 2009
BARCLAYS USD FINANCING LIMITED, A SUBSIDIARY OF BARCLAYS BANK PLC, UPPER TIER 2 EXCHANGE OFFER UPDATE
On
22 June 2009 Barclays USD Financing Limited ("
BUFL
"), a wholly-owned subsidiary of Barclays Bank PLC ("
Barclays
")
,
 invited holders of certain existing Upper Tier 2 securities issued by Barclays to offer for
exchange any or all of such securities for new Lower Tier 2 securities to be issued by Barclays (the "
Exchange Offer
")
. BUFL
 hereby informs holders that, as at the Early Exchange Deadline for
the

Exchange Offer (being 5:00 pm (New York City time) on Monday, 6 July 2009), in excess of
 75 per cent
 in nominal amount of the outstanding US$438,703,000 7.70 per cent. Undated Subordinated Notes issued by Barclays have been offered for exchange at an Exchange Ratio of 0.80.

The
final
Expiration Deadline
 for the Exchange Offer is
11:59 pm (New York City time) on Monday, 20 July 2009.
 Submissions made after the Early Exchange Deadline and at or prior to the Expiration Deadline will be entitled to an Exchange Ratio of 0.75.
The Exchange Offer
remains
 on the terms and subject to the conditions set out in the Exchange Offer Memorandum, dated 22 June 2009.
Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Exchange Offer Memorandum.
The Exchange Offer is not being made in Italy, Japan, Canada, Australia or South Africa or to any person located or resident in Italy, Japan, Canada, Australia or South Africa and is also restricted in other jurisdictions, as more fully described below and in the Exchange Offer Memorandum.
Further Information
Holders of the Existing Notes have been provided with instructions regarding participating in the Exchange Offer by their clearing system. Holders of Existing Notes who have not received such information, but believe they are eligible to participate in the Exchange Offer, should contact Global Bondholder Services Corporation, the Information Agent for the Exchange Offer at +1 (866) 804-2200 (U.S. Toll-free) or +1 (212)
 430-3774
 (
Banks and Brokers
).
DISCLAIMER
This announcement must be read in conjunction with the Exchange Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Exchange Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Exchange Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Existing Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Exchange Offer. None of BUFL, Barclays, the
Dealer Manager
, the Exchange Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Exchange Offer.
This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in the United States, Italy, Australia, Canada, Japan or South Africa or in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Italy, Australia, Canada, Japan or South Africa or to, or for the account or benefit of any national resident or citizen of Italy, Australia, Canada, Japan or South Africa. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Italy, Australia, Canada, Japan or South Africa. There will be no public offer of the securities in the United States.
OFFER RESTRICTIONS
Neither this announcement nor the Exchange Offer Memorandum constitutes an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Notes and/or New Notes, as applicable, and offers of Existing Notes for exchange pursuant to the Exchange Offer will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Exchange Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer shall be deemed to be made by the Dealer Manager or its affiliate (as the case may be) on behalf of BUFL in such jurisdictions.
United States
The Exchange Offer will be made, and the New Notes will be offered and issued only to holders (i) that are "qualified institutional buyers", as that term is defined in Rule 144A under the Securities Act in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (ii) that are persons other than "US persons", as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act.
The New Notes have not been and will not be registered under the Securities Act. As a result, Noteholders within the United States or who are US persons will be eligible to participate in the Exchange Offer only if they are "qualified institutional buyers" as defined in Rule 144A under the Securities Act. Offers and issuances of the New Notes to non-US persons outside the United States will be made in offshore transactions in reliance on Regulation S under the Securities Act.
Italy
The Exchange Offer is not being made, directly or indirectly, in the Republic of Italy ("
Italy
"). The Exchange Offer and the Exchange Offer Memorandum have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("
CONSOB
") pursuant to Italian laws and regulations. Accordingly, holders of Existing Notes are notified that, to the extent such holders are located or resident in Italy, the Exchange Offer is not available to them and they may not offer Existing Notes for exchange pursuant to the Exchange Offer nor may the New Notes be offered, sold or delivered in Italy and, as such, any Exchange Instruction received from or on behalf of such persons shall be ineffective and void, and neither the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offer, the Existing Notes or the New Notes may be distributed or made available in Italy.
United Kingdom
The communication of this announcement, the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "
Financial Promotion Order
")) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
Belgium
Neither this announcement, the Exchange Offer Memorandum nor any other document or material relating to the Exchange Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Exchange Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the "
Belgian Public Offer Law
"), each as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended, and neither the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this Exchange Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained in the Exchange Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.
France
The Exchange Offer is not being made, directly or indirectly, to the public in the Republic of France ("
France
"). Neither the Exchange Offer Memorandum nor any other document or material relating to the Exchange Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. The Exchange Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.
European Economic Area
The Exchange Offer is not being made, directly or indirectly, to the public in any Member State of the European Economic Area. Neither this Exchange Offer Memorandum nor any document or material relating to the Exchange Offer has been or shall be distributed to the public in any Member State of the European Economic Area and only "qualified investors" (within the meaning of Article 1(e) of the Prospectus Directive) located or resident in any Member States of the European Economic Area which has implemented the Prospectus Directive (other than Italy) are eligible to participate in the Exchange Offer.
General
The Exchange Offer is not open to Noteholders located or resident in any of the Restricted Jurisdictions.
The Exchange Offer Memorandum does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Notes and/or New Notes, as applicable, in any jurisdiction where it is unlawful to do so and offers of Existing Notes for exchange pursuant to the Exchange Offer will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer shall be deemed to be made by the Dealer Manager or its affiliate (as the case may be) on behalf of BUFL in such jurisdictions.
In addition to the representations referred to above in respect of the United States, each holder of Existing Notes participating in the Exchange Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in "Procedures for Participating in the Exchange Offer" in the Exchange Offer Memorandum. Any offer of Existing Notes for exchange pursuant to the Exchange Offer from a Noteholder that is unable to make these representations will not be accepted. Each of BUFL, the Dealer Manager and the Exchange Agent reserves the right, in its absolute discretion, to investigate, in relation to any offer of Existing Notes for exchange pursuant to the Exchange Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result BUFL determines (for any reason) that such representation is not correct, such offer shall not be accepted.

Exhibit No. 11

As Agent Bank, please be advised of the following rate determined on: 09/07/09
Issue	¦ Barclays Bank Plc Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/07/09 to 13/10/09		Payment Date 13/10/09
Number of Days	¦ 92
Rate	¦ 1.04
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 265.78	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 12

10 July 2009
Barclays PLC
Circular to Shareholders and Notice of General Meeting
In compliance with Listing Rule 9.6.1, Barclays PLC (the "Company") has today submitted to the UK Listing Authority two copies of each of the documents listed below:

1.	Circular to Shareholders relating to the proposed disposal of the Barclays Global Investors business, including a Notice of General Meeting
2.	Your Questions Answered Leaflet
3.	Proxy form for the General Meeting

Copies of the above documents are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HS

The above documents will be posted to shareholders shortly and will be available on our website,
www.barclays.com/investorrelations

A copy of the circular can also be inspected at the Company's registered office at
1 Churchill Place
,
Canary

Wharf
,
London
,
E14 5HP
 or at the offices of Clifford Chance LLP,
10 Upper Bank Street
,
Canary

Wharf
,
London
,
E14 5JJ
.

Exhibit No. 13

Application has been made to The UK Listing Authority and
T
he London Stock Exchange for a block

listing of
15,00
0
,00
0
 Ordinary shares of
25
p
 each under the
Barclays Group Share Incentive Plan
, to trade on
 T
he London Stock Exchange and to be admitted to
T
he Official List . The shares shall rank
equally
 with the existing issued shares of the Company.

Exhibit No. 14

As Agent Bank, please be advised of the following rate determined on: 13/07/09
Issue	¦ Barclays Bank PLC - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/07/09 to 13/10/09		Payment Date 13/10/09
Number of Days	¦ 92
Rate	¦ 1.27125
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 320.42	¦ 6,408,493.15	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 15

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		2,642,259,714 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,330,051,659
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,312,208,055

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 16

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Group Share Incentive Plan
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		13,649,340 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		13,53 6 , 433
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11 2 , 907

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 17

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		298,300 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		298,300

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 18

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		19,590,146 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,254
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,587,892

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 19

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Warrants to subscribe for ordinary shares
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		1,516,875,236 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,516,875,236

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 20

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		808,581 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 21

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		980,192 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 22

BLOCK LISTING SIX MONTHLY RETURN

Date:

14
 July 2009

Name of applicant :		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.01.09	To:	30.06.09
Balance of unallotted securities under scheme(s) from previous return:		3,481,622 ordinary shares of £0.25 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,481,622

Name of contact:	Natalie Weedon
Telephone number of contact:	0207 116 29 09

Exhibit No. 23

As Agent Bank, please be advised of the following rate determined on: 16/07/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 20/07/09 to 19/08/09		Payment Date 19/08/09
Number of Days	¦ 30
Rate	¦ 1.23875
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 103.23	¦ 2,064,583.33	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 24

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2009 TO 17-Aug-2009 HAS BEEN FIXED AT 1.041500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Aug-2009 WILL AMOUNT TO:
GBP 45.65 PER GBP 50000 DENOMINATION

Exhibit No. 25

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2009 TO 17-Aug-2009 HAS BEEN FIXED AT 1.091500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Aug-2009 WILL AMOUNT TO:
GBP 47.85 PER GBP 50000 DENOMINATION

Exhibit No. 26

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2009 TO 17-Aug-2009 HAS BEEN FIXED AT 1.141500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Aug-2009 WILL AMOUNT TO:
GBP 50.04 PER GBP 50000 DENOMINATION

Exhibit No. 27

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2009 TO 17-Aug-2009 HAS BEEN FIXED AT 1.141500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Aug-2009 WILL AMOUNT TO:
GBP 50.04 PER GBP 50000 DENOMINATION

Exhibit No. 28

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2009 TO 17-Aug-2009 HAS BEEN FIXED AT 1.141500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Aug-2009 WILL AMOUNT TO:
GBP 50.04 PER GBP 50000 DENOMINATION

Exhibit No. 29

20 July 2009

Absa Group Limited and Absa Bank Limited announce Directorate Change

Shareholders are advised that Ms Gill Marcus, Chairperson of Boards of
Directors of Absa Group Limited and Absa Bank Limited, has been appointed as
Governor of the South African Reserve Bank with effect from 9 November 2009
.

Ms Marcus will therefore step down as Chairperson of  both the Boards of

Absa  Group and Absa Bank  with immediate effect.

Mr. Dave Brink, currently the Deputy Chairperson of Absa will assume the role of Chairperson of both Absa Group and Absa Bank in the interim. The
Board will follow the necessary governance process to appoint a Chairperson and shareholders will be advised accordingly of the decision. This appointment will, as per the Articles of Association of Absa, be confirmed at the Annual General Meeting of shareholders in 2010.

Ms Maria Ramos, Group CE, for Absa said "Gill has provided significant leadership to the Group in her role as Chairperson. She will be sorely missed for her guidance and wisdom and I wish her well in her new role."

The Board of Absa wish to thank Ms Marcus for her inspirational leadership and support during her tenure at Absa.

Media queries:  Happy Ntshingila

Shareholder queries:  Nerina Bodasing
Exhibit No. 30

THIS NOTICE RELATES TO THE EXCHANGE OFFER MEMORANDUM DISSEMINATED TO YOU ON
22 JUNE 2009
, IS ONLY FOR HOLDERS OF
7.70 PER CENT. UNDATED SUBORDINATED NOTES ISSUED BY BARCLAYS
,
 AND IS NOT TO BE REDISTRIBUTED OR F
URTHER DISSEMINATED IN ANY WAY
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE REPUBLIC OF ITALY, JAPAN, CANADA, AUSTRALIA OR SOUTH AFRICA
THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE
IN OR INTO THE REPUBLIC OF ITALY, JAPAN, CANADA, AUSTRALIA OR SOUTH AFRICA
21
 July
 2009
BARCLAYS USD FINANCING LIMITED, A SUBSIDIARY OF BARCLAYS BANK PLC,
ANNOUNCES
 RESULTS OF

UPPER TIER 2 EXCHANGE OFFER
O
n
22 June 2009
,
 Barclays USD Financing Limited ("
BUFL
"), a wholly-owned subsidiary of Barclays Bank PLC ("
Barclays
")
,

invited
 holders
 of
 certain existing Upper Tier 2 securities issued by Barclays to offer

for
exchange any or all of such securities for new Lower Tier 2 securities to be issued by Barclays (the "
Exchange Offer
")

in accordance with the Exchange Offer Memorandum dated
22 June 2009

(the "
Exchange Offer Memorandum
").
BUFL
 hereby
announces
 that
,
 after the passing of the final
Expiration Deadline
,

US
$340,109,000
in nominal amount of the outstanding US$438,703,000 7.70 per cent. Undated Subordinated Notes issued by Barclays have been offered for
 exchange
.

The aggregate nominal amount of
 10.179 per cent. Fixed Rate Subordinated Notes due 2021

(the "
New Notes
")
 to be issued
by Barclays
 pursuant to the Exchange Offer

is
US$271,805,000
.

BUFL intends to accept all Existing Notes validly offered for exchange. Acceptances are conditional, inter alia
, on Noteholders having validly offered for exchange a sufficient amount of Existing Notes equal to the
Minimum Offer Amount
.
Holders of Existing Notes accepted by BUFL for exchange will receive, on the Settlement Date, an aggregate nominal amount of New Note
s (rounded down to the nearest
$1,000) equal to the product of (i) the aggregate nominal amount of Existing Notes validly offered for exchange and (ii) the relevant Exchange Ratio. Noteholders will also receive their relevant entitlement to
 Adjusted Accrued Interest Payment following set-off of their Existing Note
 Accrued Interest
 against the relevant amount of
 New Note Pre
-
Issue Period Interest. Noteholders may also receive a Cash Rounding Amount, if applicable.
The expected Settlement Date for the Exchange Offer is 23 July 2009.

The Exchange Offer
remain
s
 on the terms and subject to the conditions set out in the Exchange Offer Memorandum.
Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Exchange Offer Memorandum.
The Exchange Offer is not being made in Italy, Japan, Canada, Australia or South Africa or to any person located or resident in Italy, Japan, Canada, Australia or South Africa and is also restricted in other jurisdictions, as more fully described below and in the Exchange Offer Memorandum.
DISCLAIMER
This announcement must be read in conjunction with the Exchange Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Exchange Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Exchange Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Existing Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Exchange Offer. None of BUFL, Barclays, the
Dealer Manager
, the Exchange Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Exchange Offer.
This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in the United States, Italy, Australia, Canada, Japan or South Africa or in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Italy, Australia, Canada, Japan or South Africa or to, or for the account or benefit of any national resident or citizen of Italy, Australia, Canada, Japan or South Africa. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Italy, Australia, Canada, Japan or South Africa. There will be no public offer of the securities in the United States.
OFFER RESTRICTIONS
Neither this announcement nor the Exchange Offer Memorandum constitutes an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Notes and/or New Notes, as applicable, and offers of Existing Notes for exchange pursuant to the Exchange Offer will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Exchange Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer shall be deemed to be made by the Dealer Manager or its affiliate (as the case may be) on behalf of BUFL in such jurisdictions.
United States
The Exchange Offer will be made, and the New Notes will be offered and issued only to holders (i) that are "qualified institutional buyers", as that term is defined in Rule 144A under the Securities Act in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (ii) that are persons other than "US persons", as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act.
The New Notes have not been and will not be registered under the Securities Act. As a result, Noteholders within the United States or who are US persons will be eligible to participate in the Exchange Offer only if they are "qualified institutional buyers" as defined in Rule 144A under the Securities Act. Offers and issuances of the New Notes to non-US persons outside the United States will be made in offshore transactions in reliance on Regulation S under the Securities Act.
Italy
The Exchange Offer is not being made, directly or indirectly, in the Republic of Italy ("
Italy
"). The Exchange Offer and the Exchange Offer Memorandum have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("
CONSOB
") pursuant to Italian laws and regulations. Accordingly, holders of Existing Notes are notified that, to the extent such holders are located or resident in Italy, the Exchange Offer is not available to them and they may not offer Existing Notes for exchange pursuant to the Exchange Offer nor may the New Notes be offered, sold or delivered in Italy and, as such, any Exchange Instruction received from or on behalf of such persons shall be ineffective and void, and neither the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offer, the Existing Notes or the New Notes may be distributed or made available in Italy.
United Kingdom
The communication of this announcement, the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "
Financial Promotion Order
")) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
Belgium
Neither this announcement, the Exchange Offer Memorandum nor any other document or material relating to the Exchange Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Exchange Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the "
Belgian Public Offer Law
"), each as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended, and neither the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this Exchange Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained in the Exchange Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.
France
The Exchange Offer is not being made, directly or indirectly, to the public in the Republic of France ("
France
"). Neither the Exchange Offer Memorandum nor any other document or material relating to the Exchange Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. The Exchange Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.
European Economic Area
The Exchange Offer is not being made, directly or indirectly, to the public in any Member State of the European Economic Area. Neither this Exchange Offer Memorandum nor any document or material relating to the Exchange Offer has been or shall be distributed to the public in any Member State of the European Economic Area and only "qualified investors" (within the meaning of Article 1(e) of the Prospectus Directive) located or resident in any Member States of the European Economic Area which has implemented the Prospectus Directive (other than Italy) are eligible to participate in the Exchange Offer.
General
The Exchange Offer is not open to Noteholders located or resident in any of the Restricted Jurisdictions.
The Exchange Offer Memorandum does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Notes and/or New Notes, as applicable, in any jurisdiction where it is unlawful to do so and offers of Existing Notes for exchange pursuant to the Exchange Offer will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer shall be deemed to be made by the Dealer Manager or its affiliate (as the case may be) on behalf of BUFL in such jurisdictions.
In addition to the representations referred to above in respect of the United States, each holder of Existing Notes participating in the Exchange Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in "Procedures for Participating in the Exchange Offer" in the Exchange Offer Memorandum. Any offer of Existing Notes for exchange pursuant to the Exchange Offer from a Noteholder that is unable to make these representations will not be accepted. Each of BUFL, the Dealer Manager and the Exchange Agent reserves the right, in its absolute discretion, to investigate, in relation to any offer of Existing Notes for exchange pursuant to the Exchange Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result BUFL determines (for any reason) that such representation is not correct, such offer shall not be accepted.

Exhibit No. 31

Please be advised the following issue has been repurchased for USD 4,200,000 on 22 Jul 2009 and will be called due to early reedemption on 22 Jul 2009

Barclays - Series 11792 - XS0341730447 - Maturity Date 22 Jan 2011 - O/S Nominal USD 5,000,000

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No. 32

As Agent Bank, please be advised of the following rate determined on: 29-Jul-2009
Issue	¦ BARCLAYS BANK PLC GBP 200,000,000 Undated Floating Rate Primary Capital Notes Series 3

ISIN Number	¦ XS0015014615
ISIN Reference	¦
Issue Nomin GBP	¦ 200,000,000.00
Period	¦ 31-Jul-2009 to 30-Oct-2009		Payment Date 30-Oct-2009
Number of Days	¦ 91
Rate	¦ 1.575
Denomination GBP	¦ 250,000.00	¦	¦

Amount Payable per Denomination	¦ 981.68	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 33

As Agent Bank, please be advised of the following rate determined on: 30/07/09
Issue	¦ Barclays Bank PLC - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 30/07/09 to 30/10/09		Payment Date 30/10/09
Number of Days	¦ 92
Rate	¦ 1.27
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 160.05	¦ 1,065,964.93	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 34

31 July
 2009

Barclays PLC - Voting Rights and Capital

In conformity with the
Disclosure and Transparency Rules
,
Barclays PLC's
issued share
capital consists
 of

11,028,477,348

ordi
nary shares with voting rights
as at
30 July

200
9
. There are no ordinary shares held in Treasury.

The above figure (
11,028,477,348
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.